UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049131

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 16 2015
REGISTRATIONS BRANCH
17

SEC FILE NUMBER
8- 67555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6601 Six Forks Road, Suite 340
(No. and Street)

Raleigh	North Carolina	27615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lance Baker 919-846-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 4200	Charlotte	North Carolina	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lance Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CHRISTINE GEVERTZ
Notary Public
Wake County
North Carolina
My Commission Expires Aug 20, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule

For the Year Ended December 31, 2014

Defining Alternatives

HATTERAS
FUNDS

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule

For the Year Ended December 31, 2014

Hatteras Capital Distributors, LLC

Contents

pwc

Report of Independent Registered Public Accounting Firm

To Management of Hatteras Capital Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC (the "Company") at December 31, 2014 and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) included within Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5(d)(4). In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 13, 2015

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Financial Statements

Hatteras Capital Distributors, LLC

Statement of Financial Condition

December 31,		2014
Assets		
Cash	$	2,200,264
Due from affiliate, net		272,835
Deferred acquisition cost, net		260,000
Receivable from 12(b)-1 plan		212,896
Prepaid expenses		26,420
Total Assets	**$**	**2,972,415**
Liabilities		
Accounts payable and accrued expenses		40,000
Total Liabilities		40,000
Equity		2,932,415
Total Liabilities and Equity	**$**	**2,972,415**

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Income

Year ended December 31,	2014
Revenues	
Service fees	$ 6,935,877
12b-1 plan revenues	811,600
Other income	81,146
Total Revenues	**7,828,623**
Expenses	
Payroll and related expenses	2,367,752
Marketing events and materials	670,087
Travel, meals and entertainment	519,520
12b-1 plan expenses	473,835
Amortization of deferred acquisition costs	293,951
Professional fees	72,212
Regulatory fees and expenses	58,770
Office expenses	53,223
Service fees	43,198
Rent	33,704
Insurance	17,593
Depreciation	16,476
Other expenses	30,002
Total Expenses	**4,650,323**
Net Income	**$ 3,178,300**

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Changes in Equity

		Equity
Beginning equity, December 31, 2013	$	**1,215,683**
Net income		3,178,300
Distributions		(1,461,568)
Ending equity, December 31, 2014	**$**	**2,932,415**

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,	2014
Operating Activities	
Net income	$ 3,178,300
Amortization of deferred acquisition cost	293,951
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in accounts receivable	33,496
Increase in receivable from 12(b)-1 plan	(74,680)
Increase in due from affiliate, net	(26,586)
Capitalization of deferred acquisition costs	(510,395)
Increase in prepaid expenses	(3,884)
Increase in accounts payable and accrued expenses	14,150
Net Cash Provided by Operating Activities	2,904,352
Financing Activities	
Distributions	(1,461,568)
Net Cash Used in Financing Activities	(1,461,568)
Net Increase in Cash	1,442,784
Cash, beginning of period	757,480
Cash, end of period	**$ 2,200,264**

See accompanying notes to financial statements.

1. Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina. Prior to June 30, 2014, the member interests of HCD were wholly owned by Hatteras Capital Investment Management, LLC ("HCIM"). HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited-use broker dealer pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold customer funds or safekeep customer securities.

On June 30, 2014 (the "Acquisition Date"), HCIM , along with other affiliate companies including Hatteras Investment Partners, LLC ("HIP"), Hatteras Alternative Mutual Funds, LLC ("HAMF"), Hatteras Investment Management, LLC ("HIM"), and Hatteras Capital Investment Partners, LLC ("HCIP"), collectively the "Hatteras Funds Group", sold substantially all of their assets, including all of HCIM's member interest in HCD, to Hatteras Funds, LLC ("Hatteras Funds") in a transaction accounted for as a business combination under ASC Topic 805, Business Combinations. Hatteras Funds is a single member limited liability company formed under the state of Delaware and operated under the name of Scotland Acquisition, LLC prior to being renamed Hatteras Funds on June 23, 2014. The member interest of Hatteras Funds is wholly owned by RCS Capital Corporation ("RCS"). Hatteras Funds provides investment advisory services to various affiliated funds and general partnerships. Hatteras Funds did not elect to apply push down accounting under ASU 2014-17, Business Combinations (Topic 805) Pushdown Accounting a consensus of the FASB Emerging Issues Task Force, into the Company's accounting records at the Acquisition Date.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Reclassifications

Certain reclassifications have been made to the prior period financial statement presentation to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash

The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company had $1.95 million in cash balances as of December 31, 2014 that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2014, nor at any point during the twelve-months ended December 31, 2014.

Service Fees Receivable and Due from Affiliates

The Company records service fee receivables by providing services to various funds managed and advised by Hatteras Funds. As provided in the fund servicing agreements, the Company will assist with investor communications, maintenance of fund records, and provide various other services related to the funds' operations. The Company records service fees receivable when fees have been earned but not yet paid on services provided to unrelated parties. The Company also provides services to Hatteras Funds under terms of a written agreement between the Company and Hatteras Funds. The Company records fees receivable from Hatteras Funds when earned but not yet paid as Due from Affiliate in the Company's financial statements. When applicable, amounts owed for services provided by Hatteras Funds and service fees to be received from Hatteras Funds are presented net in the Company's Statement of Financial Position. At December 31, 2014, no amounts were owed to Hatteras Funds.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured. The Company earns service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements. Service fees are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator.

12(b)-1 Plan

The Company is the distributor for certain affiliated funds which maintain a 12(b)-1 Plan. The Company has engaged Quasar, a division of US Bank Fund Services, as sub-distributor to administer the 12(b)-1 Plan. The Company maintains an account at the various funds which offer shares under the 12(b)-1 Plan, which are used to pay expenses related to the marketing and selling of fund shares, such as compensating brokers and others who sell fund shares, and paying for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The Company recognizes revenue as earned from the assets under management in the share classes under the plan and expenses under the 12(b)-1 plan as the Company remits 12(b)-1 plan fees to third party selling brokers.

Commissions and other direct variable distribution costs are paid to unrelated distributors by the Company in connection with the sales of certain investment products that entitle the Company to collect 12(b)-1 plan revenues and contingent deferred sales charges. Such deferred acquisition costs are capitalized by the Company and amortized over the term of the contingent deferred sales charge period, which is typically twelve months from the date of investment. During 2014, the Company capitalized deferred acquisition costs of $510,395 and recorded amortization expense of $293,951 related to these deferred acquisition costs.

Expenses

The Company recognizes expenses in its Statement of Income as expenses are incurred. For the period January 1, 2014 through the Acquisition Date, the Company was a party to a written expense sharing agreement with HIP, with whom the Company shared office facilities. At the Acquisition Date, the Company entered into a written expense sharing agreement with Hatteras Funds with whom the Company now shares office facilities. The expense sharing agreement with Hatteras Funds has remained in effect for the period from the Acquisition Date through December 31, 2014. These expense sharing agreements result in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds or HIP employees in conducting activities related to the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense sharing percentages and estimates remain reasonable. No changes in those expense sharing percentages and estimates have occurred throughout the twelve months ended December 31, 2014.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. Prior to the Acquisition Date, the Company was also treated as a disregarded entity as a single member limited liability company of HCIM. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

2. Related Party Transactions

Included in the Statement of Income are service fees from affiliated entities. In addition, the Statement of Income includes operating expenses resulting from the expense sharing arrangement with HIP, for the period from January 1, 2014 to the Acquisition Date, and with Hatteras Funds for the period July 1, 2014 through December 31, 2014. The following table sets forth the Company's related party revenues, expenses, receivables and payables for the year ended December 31, 2014:

	2014
Service fees from Hatteras Funds, LLC	$ 3,636,152
Service fees from Hatteras Capital Investment Management, LLC	2,759,951
12b-1 plan revenues from Funds	811,600
Service fees from Hatteras Investment Partners, LLC	535,770
Other income from Funds	43,269
Investor servicing fee from Funds	41,881
Total Revenues	**$ 7,828,623**
Operating expenses allocated from Hatteras Investment Partners, LLC	1,627,745
Operating expenses allocated from Hatteras Funds, LLC	1,907,574
Total Allocated Expenses	**$ 3,535,319**
Due from Hatteras Funds, LLC	$ 559,217
Due to Hatteras Funds, LLC	(286,382)
Due from affiliate, net	**$ 272,835**

3. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is still evaluating the impact of ASU 2014-09.

4. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had regulatory net capital of $2,145,264 and a required minimum regulatory net capital of $5,000.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, claims exemption from SEC Rule 15c3-3, under the provision in section k(2)(i).

Supplementary Information

Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and
Statement Pursuant to Rule 17a-5(d)(4)

December 31,	2014
Computation of Net Capital Pursuant to Rule 15c3-1	
Computation of Net Capital:	
Total member's equity from statement of financial condition	$ 2,932,415
Less: Nonallowable assets:	
Due from affiliate, net	272,835
Receivable from 12(b)-1 plan	212,896
Deferred acquisition cost, net of amortization	260,000
Other assets	26,420
Other deductions	15,000
Net Capital	$ 2,145,264
Computation of Basic Net Capital Requirement:	
6-2/3% of $40,000, aggregate indebtedness	2,667
Minimum net capital required, pursuant to Rule 15c3-1	5,000
Minimum dollar net capital requirements of reporting broker/dealer	5,000
Excess net capital	2,140,264
Computation of Aggregate Indebtedness:	
Accounts payable and accrued expenses	40,000
Total Aggregate Indebtedness Liabilities	40,000
Percentage of Aggregate Indebtedness to Net Capital	1.9%

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the amended unaudited Part IIA of Form X-17A-5 as of December 31, 2014 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.